082-03470

RECEIVED

2007 JAN 25 A 10:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020583

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

22nd January, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 22nd January, 2007 has issued and allotted 3,08,170 Ordinary Shares of Re.1/- each, upon exercise of 30,817 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 22nd January, 2007, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 376,04,74,090/- divided into 376,04,74,090 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

dw 1/29

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

22nd January, 2007

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Resolutions passed by Postal Ballot

We refer to our letter dated 20th November, 2006 enclosing Notice dated 30th October, 2006, seeking approval of the Members of the Company by means of Postal Ballot for offering and issuing shares under an Employee Stock Option Scheme.

Based on the Scrutinizer's Report dated 16th January, 2007, the Results of Postal Ballot were announced on 22nd January, 2007 and the Special Resolution Nos. 1 & 2, as set out in the aforesaid Notice, were declared carried by the requisite majority. Such Results are being posted on the Company's corporate website www.itcportal.com and will also be published in newspapers.

The Results of the Postal Ballot are enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Declaration of the Results of voting conducted by Postal Ballot in terms of the Notice dated 30th October, 2006

Pursuant to Section 192A of the Companies Act, 1956 read with the Companies (passing of the resolution by postal ballot) Rules, 2001, approval of the Members of the Company was sought by means of Postal Ballot vide Notice dated 30th October, 2006, for the purpose of offering and issuing shares under an Employee Stock Option Scheme.

Based on the Scrutinizer's Report dated 16th January, 2007, the Results of Postal Ballot were declared on Monday, 22nd January, 2007 at 11.00 a.m. at the Registered Office of the Company, as follows:

RESOLUTION NO. 1 – Special Resolution for offer and issue of shares under an Employee Stock Option Scheme to employees and Directors of the Company:

	Number of Members	Number of Votes (value in Rs.)	Percentage of Votes
Total Postal Ballots received	22,312	266,12,25,632	-
➢ Postal Ballots - Valid	21,140	265,96,83,104	99.94
➢ Postal Ballots - Invalid	1,172	15,42,528	0.06
Postal Ballots - in favour of the Resolution	19,012	265,57,83,771	99.79
Postal Ballots - against the Resolution	2,128	38,99,333	0.15

RESOLUTION NO. 2 – Special Resolution for offer and issue of shares under an Employee Stock Option Scheme to employees including Managing / Wholetime Directors of subsidiary companies of the Company

	Number of Members	Number of Votes (value in Rs.)	Percentage of Votes
Total Postal Ballots received	22,312	266,12,30,301	-
➢ Postal Ballots - Valid	21,140	265,96,87,773	99.94
➢ Postal Ballots - Invalid	1,172	15,42,528	0.06
Postal Ballots - in favour of the Resolution	18,376	265,50,38,016	99.77
Postal Ballots - against the Resolution	2,764	46,49,757	0.17

The Special Resolution Nos. 1 and 2, as set out in the Notice dated 30th October, 2006, were accordingly carried by the requisite majority.

Dated: 22nd January, 2007.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
B. B. Chatterjee
Executive Vice President &
Company Secretary